EXHIBIT 11
FERRO CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
		Restated		Restated
(in thousands, except per share amounts)	2004	2003	2004	2003
Basic earnings per share computation:
Net income (loss) available to common shareholders	$11,381	$4,479	$19,891	$9,821
Less: Income (loss) from discontinued operations	(33)	1,901	(71)	2,347

	$11,414	$2,578	$19,962	$7,474

Weighted-average common shares outstanding	41,941	40,729	41,889	40,661

Basic earnings per share from continuing operations	$0.27	$0.06	$0.48	$0.18

Diluted earnings per share computation:
Net income (loss) available to common shareholders	$11,381	$4,479	$19,891	$9,821
Less: Income (loss) from discontinued operations	(33)	1,901	(71)	2,347
Plus: Convertible preferred stock	357	—	—	—

	$11,771	$2,578	$19,962	$7,474

Weighted-average common shares outstanding	41,941	40,729	41,889	40,661
Assumed conversion of convertible preferred stock	1,414	—	—	—
Assumed exercise of stock options	381	231	405	195

Weighted-average diluted shares outstanding	43,736	40,960	42,294	40,856

Diluted earnings per share from continuing operations	$0.27	$0.06	$0.47	$0.18

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